

June 12, 2013

Via E-mail
Mr. Paul G. Reitz
Chief Financial Officer
Titan International, Inc.
2701 Spruce Street
Quincy, IL 62301

> **RE:** **Titan International, Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed February 27, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 5, 2013**
> **Response Letter Dated May 29, 2013**
> **File No. 1-12936**

Dear Mr. Reitz:

We have reviewed your response letter dated May 29, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Cash Bonus, page 20

1. We note your response to comment four of our letter dated May 15, 2013. Please note the disclosure requirements of Items 402(b)(1)(v) and (vii) of Regulation S-K. To the extent that specific items of corporate performance are taken into account in making compensation decisions, and specific forms of compensation are structured and implemented to reflect a named executive officer's individual performance and/or individual contribution to these items of the company's performance, your CD&A discussion should incorporate such disclosure to help an investor's understanding of which elements of corporate performance

were evaluated, and what contributions related to a named executive officer's individual performance were taken into account, in arriving at specific compensation decisions. While in your response you appear to make the argument that the committee's decision in setting the bonus amounts is entirely discretionary, your proxy disclosures, however, refer to various factors considered by the committee in determining the bonus amounts, including, for example, (i) "CEO's total compensation package;" (ii) "the financial results in 2012;" and (iii) "the roles these executives played in 2012 financial results and the Planet Group and Titan Europe acquisitions." Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. In future filings, please revise your disclosure to comply with our prior comment four in full, or otherwise, disclose that the compensation committee's process in determining executive compensation is entirely subjective.

Stock Awards, page 21

2. We note your response to comment five of our letter dated May 15, 2013. To the extent applicable, in future filings please revise your disclosure to comply with our comment above.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief